02044167

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 19 02

Cumberland Resources Ltd.
(Translation of registrant's name into English)

906 – 595 Howe Street, Vancovuer, B.C., Canada, V6C 2T5
(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.
(Registrant)

Date February 1, 2002

By [signature]
Glen Dickson, President

Listed on the Toronto Stock Exchange:CBD

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 02-03
February 19, 2002

NEWS RELEASE

MEADOWBANK GOLD PROJECT: $2.5 MILLION PHASE 1 PROGRAM APPROVED

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") announces that Phase 1 of a $4.5 million program has been approved by the Company's Board of Directors for it's 100% owned Meadowbank Gold Project, located 70km north of Baker Lake, Nunavut. Phase 1, consisting of $2.5 million in expenditures, will include extensive expansion and exploration drilling and targeted engineering studies. A Phase 2 program, consisting of a further $2.0 M in expenditures, is contingent on the results from Phase 1.

"We are very pleased that the Board has accepted our aggressive program for Phase 1 of the 2002 program. The recently expanded production model of 250,000 oz per year at Meadowbank provides the basis for low cost gold production at a scale which could launch our Company into mid-tier producer status" remarked Kerry Curtis, Senior Vice President.

Recent economic studies ("Preliminary Assessment") by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz gold with initial capital costs of $US 123.5 million. A mine life of 8.3 years with 85 % of production from open pits indicated a 4.9 year payback using a life of mine gold price at $US 300 on a 100% equity basis.

2002 Phase 1 Program

To further improve the economics of the project management has outlined several goals for the Phase 1 program including: delineating the additional resources necessary to provide a 10 year mine life , improving gold recoveries and optimizing milling techniques, reviewing contract mining costs and reviewing provisions for the selective use of reconditioned equipment in order to reduce capital cost estimates. Management believes that with positive results from even a few of these areas the viability of the project will be sufficiently improved to enable Phase 2 initiatives to be launched.

In addition, the Phase 1 program will include an aggressive program of overburden drilling designed to evaluate the prospective 5-km area between the Vault gold deposit and the other four gold deposits at Meadowbank.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tones of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $6.2 million and is advancing the Meadowbank Gold Project, located in Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., PG."
Senior Vice President

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements